Exhibit T3B.6
LIMITED LIABILITY COMPANY AGREEMENT OF CQ BOAT, LLC
     This Limited Liability Company Agreement (“Agreement”) is made and declared as of the 20th day of December, 2006, by Ambassadors Cruise Group, LLC, a Delaware limited liability company (the “Member”), with respect to the formation and operation of CQ Boat, LLC, a Delaware limited liability company (the “Company”).
     The Member hereby certifies and covenants as follows with respect to the Company and its operations:
     1. Formation of Limited Liability Company. The Member, through its authorized representative, formed the Company on December 20, 2006, pursuant to the provisions the Delaware Limited Liability Company Act (the “Act”) (as may be amended or succeeded from time to time). The rights and obligations of the parties hereto and the administration of the Company shall be governed by this Agreement and the Act. To the extent this Agreement is inconsistent in any respect with the Act, this Agreement shall control; provided that, if the inconsistency is with a non-waivable provision of the Act, the Act shall control only to the extent necessary to avoid this Agreement being in violation of the Act.
     2. Member. The Member is the sole member of the Company.
     3. Purpose. The sole purpose of the Company shall be ownership of that certain passenger vessel known as the Columbia Queen (the “Vessel”) and to do and perform all acts determined by the Member to be necessary, desirable or appropriate for, incident to or connected with or arising out of the foregoing activities.
     4. Name. The name of the Company shall be “CQ Boat, LLC.”
     5. Principal Place of Business- Other Places of Business. The principal place of business of the Company is 1071 Camelback Street, Newport Beach, California 92660. The Company may have such other offices as the Member may designate from time to time.
     6. Designated Agent for Service of Process. The agent for service of process in Delaware as of the effective date of this Agreement is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19901.
     7. Term of Company. The Company commenced on the date the Certificate of Formation was properly filed with the Secretary of State of the State of Delaware and shall exist in perpetuity or until its business and affairs are earlier wound up following proper dissolution.
     8. Management of Company. All decisions relating to the business, affairs, and properties of the Company, including decisions relating to the Vessel, shall be made by the Member in its sole, absolute and unfettered discretion. The Member may appoint one or more officers of the Company using any titles, and may delegate all or some decision-making duties and responsibilities to such persons. Any such officers shall serve at the pleasure of the Member. To the extent delegated by the Member, officers shall have the authority to act on behalf of, bind, and execute and deliver documents in the name and on behalf of the Company. In addition, unless otherwise determined by the Member, any officers so appointed shall have such authority and responsibility as is generally attributable to the holders of such offices in corporations incorporated under the laws of the State of Delaware. No delegation of authority hereunder shall cause the Member to cease to be a Member. The Member hereby designates the following individuals as officers of the Company:

David A. Giersdorf	President and Chief Operating Officer
Brian R. Schaefgen	Chief Financial Officer, Treasurer and Secretary
     9. Standards of Conduct. Whenever the Member is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing, then the Member shall be entitled to consider only such interests and factors, including its own, as it desires, and shall have no duty or obligation to consider any other interests or factors whatsoever. To the extent that the Member has, at law or in equity, duties (including, without limitation, fiduciary duties) to the Company or other person bound by the terms of this Agreement, the Member acting in accordance with this Agreement shall not be liable to the Company or any such other person for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties of the Member otherwise existing at law or in equity, replace such other duties to the greatest extent permitted under applicable law.
     10. Limited Liability. Except as otherwise required by any non-waivable provision of the Act or other applicable law, the Member shall not be personally liable in any manner whatsoever for any debt, liability, or other obligation of the Company, whether such debt, liability, or other obligation arises in contract, tort, or otherwise.
     11. Contributions. The capital contributions of the Member are reflected on the books and records of the Company.
     12. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction, credit, and other tax items of the Company shall be allocated 100% to the Member.
     13. Indemnification. To the fullest extent permitted by applicable law, a Covered Person (as defined below) shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person (including alleged breaches of fiduciary duty) in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Covered Person by reason of fraud, gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that the Member shall have no personal liability with respect to such indemnity. “Covered Person” means the Member, a manager, an officer of the Company, a person to whom the Member or manager duly delegates management responsibilities, an affiliate or an employee or agent of such persons.

     14. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up pursuant to a written instrument executed by the Member. In such event, after satisfying creditors, all remaining assets shall be distributed to the Member.
     15. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.
     16. Governing Law. The validity and enforceability of this Agreement shall be governed by and construed in accordance with the laws of Delaware without regard to other principles of conflicts of law.
     17. No Third Party Beneficiaries. All obligations set forth in this Agreement are solely for the benefit of the parties hereto, and no other person shall be entitled to enforce any of the provisions hereof. There are no intended third-party beneficiaries of this Agreement.
(Signature Page Follows)

     IN WITNESS WHEREOF, the undersigned has duly executed this Agreement effective as of the above stated date.

AMBASSADORS CRUISE GROUP, LLC, a Delaware limited liability company (being the Sole Member of CQ Boat, LLC)
By:	/s/Brian R. Schaefgen
Brian R. Schaefgen
Chief Financial Officer, Treasurer and Secretary